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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

EXHIBIT INDEX

EXHIBIT 99.1              Press release dated July 14, 2006

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2006

ALLIANCE ATLANTIS COMMUNICATIONS INC.

By:	/s/ ANDREA L.WOOD Name: Andrea L.Wood Title: Executive Vice President, General Counsel and Corporate Secretary

For immediate release

www.allianceatlantis.com		TSX: AAC.A, AAC.B
CONTACTS:	Andrew Akman	Nicola McIsaac
	Vice President, Corporate Development	Manager, Corporate Communications
	and Investor Relations	Alliance Atlantis Communications Inc.
	Alliance Atlantis Communications Inc.	Tel: (416) 969-4405
	Tel: (416) 966-7701	Email:
	Email: andrew.akman@allianceatlantis.com	nicola.mcisaac@allianceatlantis.com

Alliance Atlantis Announces Licensing of International Second Window Rights
for the CSI Franchise

TORONTO, CANADA — July 14, 2006 — Alliance Atlantis Communications Inc. today announced the licensing of certain international second window rights for the CSI franchise including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY. The license fees generated for these international second window rights total approximately US$250 million.

"We have now secured second window licensing agreements in a number of countries including France, Spain, Australia and, most recently, Germany and the U.K.," said Ted Riley, Executive Managing Director of International Content Distribution for Alliance Atlantis. "These agreements with international broadcasters demonstrate the strong interest in the re-licensing of CSI around the world."

"We are exceptionally pleased with the performance of the CSI franchise in the international marketplace," said Phyllis Yaffe, Chief Executive Officer of Alliance Atlantis Communications Inc. "As we have previously stated, the franchise has outperformed our original expectations in international first window and DVD sales. With today's announcement we can confirm that the trend continues. International second window rights are worth significantly more than we had originally anticipated. We continue to have active discussions with broadcasters in other territories regarding further second window licensing opportunities."

International broadcasters that have acquired second window rights to the franchise include RTL in Germany, Five in the United Kingdom, TF1 in France, Telecinco in Spain, Nine Network in Australia and CTV in Canada. These sales include both produced and future episodes of CSI. To date, the CSI franchise has produced 287 hours of programming inventory.

Alliance Atlantis also announced video-on-demand (VOD) partnering agreements for the CSI franchise in certain European territories including Germany and the United Kingdom, to take advantage of emerging opportunities in cable and online distribution.

About the CSI Franchise

CSI: Crime Scene Investigation, CSI: Miami and CSI: NY are co-productions with CBS Paramount Television and Alliance Atlantis, which distributes the series internationally.

About Alliance Atlantis Communications

Alliance Atlantis offers Canadians 13 well-branded specialty television channels boasting targeted, high-quality programming. The Company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with a growing presence in motion picture distribution in the United Kingdom and Spain. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A and AAC.B. The Company's Web site is www.allianceatlantis.com.

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EXHIBIT INDEX
SIGNATURES
Alliance Atlantis Announces Licensing of International Second Window Rights for the CSI Franchise